CytoMed Therapeutics Limited

1 Commonwealth Lane

#08-22

Singapore 149544

+65 6250 7738

VIA EDGAR

January 31, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tracie Mariner

Re:	CytoMed Therapeutics Limited (f/k/a CytoMed Therapeutics Pte. Ltd.)
Registration Statement on Form F-1
Filed November 18, 2022
File No. 333-268456

Dear Ms. Mariner:

CytoMed Therapeutics Limited (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 30, 2022, regarding Registration Statement on Form F-1 submitted to the Commission on November 18, 2022.

For your convenience, we have repeated below your comments in bold, and have followed each comment with our response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement (the “Amendment”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Registration Statement on Form F-1

Cover Page

1.	Revise the disclosure on the cover page to clarify whether the offering is contingent upon final approval of your NASDAQ listing. Please ensure the disclosure is consistent with your underwriting agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Amendment accordingly.

Risks Related to Investments in Singapore Companies, page 68

2.	In the new risk factor on page 70 you disclose that Singapore taxes may differ from the tax laws of other jurisdictions and advise potential investors to consult with their own tax advisors; however, you provide no context regarding the nature of the potential risks. Please revise explain the risks you are attempting to convey.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 70 of the Amendment accordingly.

Business

Patent License, page 115

3.	Revise to disclose the term of the third extension of the patent license.

Response: The Company respectfully acknowledges the Staff’s comment and notes that Exhibit 10.6 to the Registration Statement on Form F-1 attaching the third extension of the patent license (the “Third Addendum”) has been redacted because the Company considers the redacted terms of the Third Addendum to be not material and the type that the Company treats as private and confidential.

Exhibits

4.	Prior to effectiveness, file actual consents of all persons who will become directors, rather than “Form of” consents, or revise the exhibit index to clarify you have done so.

Response: The Company respectfully acknowledges the Staff’s comment and has filed as Exhibits 99.1 to 99.7 to the Amendment the consents of all persons who will become directors, respectively.

***

We thank you for your review of the foregoing. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Chee Kong CHOO
Chee Kong CHOO
Director and Chairman

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP